OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

April 15, 2016

Via Electronic Transmission

Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Oh:

Below please find a response to your comments received by telephone on April 8, 2016 to Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Government Money Fund/VA (the “Fund”), a series of Oppenheimer Variable Account Funds (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2016. For your convenience, we have included your comments in italics, followed by our responses. The captions used below correspond to the captions the Fund uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS

1.	Fees and Expenses
a.	Please provide a completed fee table and expense example at least one week prior to the Fund’s 485B filing.

The fee table and expense example that will be included in the Fund’s upcoming 485B filing, which will be filed with the SEC on or about April 26, 2016, appears below:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund. The accompanying prospectus of the participating insurance company provides information on initial or contingent deferred sales charges, exchange fees or redemption fees for that variable life insurance policy, variable annuity or other investment product. The fees and expenses of those products are not charged by the Fund and are not reflected in this table. Expenses would be higher if those fees were included.

Shareholder Fees
(fees paid directly from your investment)	Non-Service
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None
Maximum Deferred Sales Charge (Load) (as % of the lower of original offering price or redemption proceeds)	None

Annual Fund Operating Expenses
(expenses you pay each year as a percentage of the value of your investment)
Management Fees	0.41%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.12%
Total Annual Fund Operating Expenses	0.53%
Fee Waiver and/or Expense Reimbursement*	(0.03)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.50%

*After discussions with the Fund's Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement" (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 0.50% as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board.

Example. The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Sales charges and fees for the variable life insurance policy, variable annuity or other investment product offered by participating insurance companies are not charged by the Fund and are not reflected in the Example. The Example assumes that you invest $10,000 in a class of shares of the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect. Although your actual costs may be higher or lower, based on these assumptions your expenses would be as follows, whether or not you redeemed your shares:

	1 Year	3 Years	5 Years	10 Years
Non-Service Shares	$51	$167	$294	$664

b.	Please include disclosure indicating that expenses associated with the insurance product are not included in the calculations for the expense example or in the financial highlights.

The disclosure has been revised accordingly.

c.	In the narrative disclosure explaining the expense example, please disclose that any contractual fee waivers are included in the expense example calculations.

The disclosure has been revised accordingly.

d.	Clarify that the expense example applies when fund shares are redeemed.

Disclosure indicating that the expense example applies when shares are redeemed is already included in the narrative that appears directly above the expense example. The last sentence of that paragraph states: “Although your actual costs may be higher or lower, based on these assumptions your expenses would be as follows, whether or not you redeemed your shares”.

2.	Please include disclosure indicating that the 80% policy is tested on a net asset basis, plus borrowings for investment purposes.

The disclosure has been revised accordingly.

3.	Please remove the section titled “Who is the Fund Designed For?”.

As permitted by Instruction to Item 4(b)(1)(i) on Form N-1A, we have included disclosure to “describe the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund”. As a result, we respectfully decline to remove the referenced section.

4.	Past Performance
a.	Please delete the footnote to the Average Annual Total Return Table that suggests that the average annual total returns measure the performance of a hypothetical account.

The referenced disclosure has been deleted.

b.	Please note that investment performance prior to the date of the Fund’s conversion to a government money market fund is reflective of a fund managed as a prime money market fund.

The Fund has considered the comment and respectfully declines to make the suggested change. We do not believe the conversion of the Fund from a prime to a government money market fund is so significant to warrant the requested disclosure or that the disclosure provides an investor with meaningful information given the Fund’s historical performance and current market environment. The Fund’s performance has remained consistent at 0.01% since 2011 and the Fund’s manager has been waiving fees to assist the Fund in maintaining that positive yield. Further, we do not expect the conversion to have a material effect on the Fund’s performance given current market conditions.

5.	More About the Fund.
a.	Please disclose that the investment strategies appearing under the heading “Other Investment Strategies and Risks” are not principal strategies of the Fund.

We believe that a typical investor would understand that a strategy identified in this section is a non-principal strategy of the Fund since all principal strategies are disclosed in a previous section titled “The Fund’s Principal Investment Strategies and Risks.” While the information contained in the “Other Investment Strategies and Risks” section may not be required by Form N-1A, we believe it provides important information to shareholders that is permitted by General Instruction C.3(b), as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the required information. Furthermore, we note that: (i) the introductory paragraph referenced to this section informs the shareholder that the Fund “might not use all of [the] techniques or strategies [discussed in the section] or might only use them from time to time,” which contrasts with the discussion under “The Fund’s Principal Investment Strategies and Risks,” which provides that “[t]he following strategies and types of investments are the ones that the Fund considers to be the most important in seeking to achieve its investment objective,” and (ii) the heading of both sections are color-coordinated to draw the shareholder’s attention. Therefore, upon consideration of the comment, we respectfully decline to make the suggested change.

b.	Please specify the types of investments that the fund may hold in the section titled “Temporary Defensive and Interim Investments.”

The Fund has revised the disclosure to clearly indicate that it will hold cash positions in times of adverse or unstable market conditions.

6.	Please add risk disclosure to the section titled “Frequent Purchases and Redemptions to indicate that the transfer agent may not eliminate all market timing activity given the subjective application of the Fund’s policy.

The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

7.	Trustees and Officers
a.	Please replace “year of birth” in the Trustees and Officers table.

The Fund respectfully declines to provide the Trustees’ and Officers’
ages, as opposed to their dates of birth, in the Trustees and Officers tables.
The Fund believes that providing the dates of birth of the Trustees and
Officers conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the
Registration Statement and avoiding inaccuracies in the production of amendments to the Registration Statement throughout the fiscal year.

b.	Please revise the biographical information to conform with Item 17(a) of Form N-1A.

The Fund has considered the comment and respectfully declines to make the suggested revisions. The information required by Item 17(a) is included in the section titled “Trustees and Officers of the Funds – Biographical Information” in the Fund’s SAI. The Fund has presented the required information in two separate tables, rather than one, with the intention that the chosen format is easier for an investor to comprehend given the amount of information.

c.	Please revise the column headings in the compensation table to conform with Item 17.

The Fund has considered the comment and respectfully declines to make the suggested revisions. The column headings currently appearing in the compensation table are the only relevant headings for the Fund. There are no pension or retirement benefits accruing as a Fund expense and, as a result, no annual benefits to be paid to a Trustee upon retirement.

8.	The Manager and the Sub-Adviser
a.	Please disclose the method for calculating the sub-advisory fee.

Item 19(a) (3) of Form N-1A requires the Fund to disclose the method used to calculate the advisory fee payable by the Fund. Because the Fund pays only the advisory fee (with the sub-advisory fee paid by the Fund’s manager to the sub-adviser out of the advisory fee), the Fund takes the position that the method of calculating the sub-advisory fee is not required by Item 19(a) (3) of Form N-1A, but notes that the sub-advisory agreement and related fee schedule is filed as an exhibit to the Registration Statement. Accordingly, the Fund respectfully declines to make changes in response to this comment.

b.	For clarity’s sake, please clearly label the paragraph appearing above the section entitled “Compensation of Portfolio Managers” as “Conflicts of Interest.”

Consistent with Item 20(a) (4) of Form N-1A, the Fund includes a discussion of material conflicts of interest in the section titled “Other Accounts Managed.” The Fund does not believe the addition of a heading is required by Form N-1A and respectfully declines to make the requested revision.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

212-323-4091

egizzi@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Associate Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Ed Gizzi, Esq.
Taylor Edwards, Esq.
Kramer Levin Naftalis & Frankel LLP